UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2021

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (333-228465).

On February 9, 2021, an Annual and Special General Meeting of Ability Inc. (the “Company”) approved the Appointment of Mr. Amir Ariel as an External Director of the Company

In addition, on February 10, 2021, the Company published immediate reports in Israel reporting the abovementioned along with a list of senior office holders, translated copies of which are attached hereto as Exhibits and incorporated by reference herein.

Exhibits

99.1	Immediate Report dated February 10, 2021

99.2	Immediate Report dated February 10, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: February 11, 2021	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

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